Exhibit 99(d)(5)
EXTENDED COVERAGE RIDER
This rider is part of Your policy. All policy definitions, provisions, and exceptions apply to this rider unless changed by this rider. The Effective Date of this rider is the same as the Policy Date unless another date is shown on the current Data Pages. There is no charge to purchase this rider.
ELIGIBILITY
The provisions described below will only be applicable if the Insured is living on the Policy Maturity Date shown on the current Data Pages.
RIDER PROVISIONS
This rider provides that after the Policy Maturity Date shown on the current Data Pages:
1.	Your policy will continue in force, and the Policy Maturity Date will be the date of the Insured’s death.

2.	The Monthly Policy Charge will be zero.

3.	No additional premium payments will be allowed.

4.	No adjustment options will be available.

5.	Loan payments will be allowed.

6.	Loan interest will continue to be charged.

7.	Your policy will automatically change to Death Benefit Option 1 and no future Death Benefit Option changes will be allowed.

8.	All Division and Fixed Account values will be transferred to the Money Market Division and no further transfer rights between Divisions and/or the Fixed Account will be allowed.

9.	We will pay the beneficiary(ies) the death proceeds as described in Your policy, as of the date of the Insured’s death.
TERMINATION
This rider terminates on:
1.	termination of Your policy;

2.	Our receipt of Your Notice to cancel this rider. Cancellation will be effective on the Monthly Date on or next following the date We receive the request. We may require that You send Your policy to Our Office to record the cancellation.
REINSTATEMENT
This rider may be reinstated as part of Your policy, subject to Our then current underwriting guidelines and all rider provisions.
President and Chief Operating Officer
Principal Life Insurance Company
Des Moines, Iowa 50392-0001